Exhibit 99.1

November 18, 2008	For 7:00am ET distribution

China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: Debra Chen (917-499-8129)
Email: debra@chinacablecom.net

China Cablecom Holdings, Ltd. Reports Third Quarter 2008
Financial Results

SHANGHAI, CHINA--(PR Newswire- FirstCall - November 18, 2008) - China Cablecom Holdings, Ltd. ("China Cablecom") (NASDAQ: CABL) (NASDAQ: CABLW) (NASDAQ: CABLU), a joint-venture provider of cable television services in the People's Republic of China (PRC), announced today its unaudited financial results for the third quarter ended September 30, 2008.

This earnings release reflects both pro forma and actual financial results due to the completion of China Cablecom’s acquisition of a 60 percent economic interest in Hubei Chutian Video & Information Network ("Hubei") late in the second quarter of 2008. For purposes of U.S. Generally Accepted Accounting Principles (GAAP), the financial results of Hubei are reflected in the actual third quarter 2008 results beginning on July 1, 2008. To enhance comparability, pro forma results of operations reflect the Hubei acquisition as well as the business combination with Jaguar Acquisition Corporation as if they had occurred on January 1, 2008.

Highlights

☐ Hubei revenues for the first nine months of 2008 were $20.0 million, up 58% over the same period last year
☐ Hubei earnings before interest, taxes, depreciation and amortization (EBITDA) for the first nine months of 2008 were $4.3 million, up 56% over the same period last year
☐ Hubei paying subscribers as of September 30, 2008 were 1,009,347, up 10% over the same date last year
☐ Binzhou revenues for the first nine months of 2008 were $6.8 million, up 35% over the same period last year
☐ Binzhou EBITDA for the first nine months of 2008 were $2.9 million, up 85% over the same period last year
☐ Binzhou paying subscribers as of September 30, 2008 were 477,160, up 24% over the same date last year
☐ Consolidated paying subscribers as of September 30, 2008 were approximately 1.5 million, up 14% over the same date last year

Comments from Mr. Clive Ng, Founder and Executive Chairman

“We are pleased that our Binzhou and Hubei operating assets continue to deliver strong results,” says Clive Ng, Founder and Executive Chairman of China Cablecom. “Once again, we saw significant increases in revenues, EBITDA and paying subscribers over the same period last year. We’ve increased the breadth of the networks by more than 187,000 paying subscribers over the past twelve months, a 14 percent increase.”

“Even in today’s difficult economic climate, China Cablecom has been able to grow its cable operations. This is a true testament to the predictable and recurring revenue streams inherent in the cable TV industry in China. With that said, we are mindful of the difficult capital markets and the impact it will have on our ability to fully execute on our growth plans in the near term. We are as confident as ever in the long-term prospects of our cable businesses and the growth opportunities that exist, but we are cautious in the near-term deployment of digital cable TV, including the associated capital expenditures required, until the capital markets improve.”

Financial Results for the Quarter Ended September 30, 2008 - Pro Forma Basis

Consolidated revenues for the third quarter of 2008 were $9.4 million compared to pro forma revenues of $9.1 million for the second quarter of 2008. The increase was primarily due to the growth in paying subscribers, including revenue generated through installation fees.

Consolidated operating expenses for the third quarter were $5.6 million compared to pro forma operating expenses of $6.8 million for the second quarter of 2008. The second quarter’s general and administrative expenses included higher employee costs as a result of Hubei’s increase in the network coverage. In addition, at the corporate level, costs and expenses related to our public company corporate infrastructure impacted general and administrative expenses.

On a GAAP basis, net comprehensive loss for the third quarter of 2008 was $4.5 million, or $0.48 per basic and fully diluted share, compared to a net comprehensive loss of $3.5 million or $0.38 per basic and fully diluted share, in the second quarter of 2008. The net loss for the third quarter 2008 was significantly impacted by (1) non-cash amortization of intangible assets of which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $0.37 and $0.33 million, respectively, and (2) non-cash interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note offering in the amount of $2.69 million.

Financial Results for the Nine Months Ended September 30, 2008 - Pro Forma Basis

Pro forma revenues for the nine months ended September 30, 2008 were $26.8 million. Pro forma operating expenses for the nine months ended September 30, 2008 were $18.1 million.

On a GAAP basis, net comprehensive loss for the nine months ended September 30, 2008 was $9.6 million, or $1.46 per basic and fully diluted share. For the nine months ended September 30, 2008, the company used weighted average shares outstanding of 6.5 million. The net loss for the nine months ended September 30, 2008 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $1.12 and $0.33 million, respectively, and (2) interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note offering in the amount of $5.7 million of which $4.5 million is non-cash interest expense.

Balance Sheet Highlights

As of September 30, 2008, the Company had $35.6 million in cash and cash equivalents.

Recent Company Highlights

•	The Company participated in the ringing of the closing bell ceremony at the NASDAQ Marketsite on September 3, 2008.

•
During the third quarter of 2008, management participated in several investor conferences to create exposure and visibility for the Company including Collins Stewart’s Fourth Annual Growth Conference, Roth Capital Partners’ “Best Ideas” Conference, SIG’s Second Annual Beijing Management Summit, and Roth Capital Partners’ Media / Tech Bus Tour & Conference.

•
China Cablecom announced in June 2008 the phase one acquisition of Hubei, a joint venture with Hubei Chutian Broadcasting and Television Network Co., Ltd. ("Hubei Chutian"), a local state-owned enterprise, owned by the Hubei branches of China's State Administration of Radio Film and Television ("SARFT") and nine other municipal branches of China's SARFT in Hubei province. The original acquisition documents for phase one represented cable networks for 17 cities and comprised over 800,000 paying subscribers. During the third quarter of 2008, the original acquisition documents were amended to replace two of the original 17 cities acquired with eight additional cities. The amended acquisition agreement now provides for a total of 23 cities, representing approximately 980,000 paying subscribers. The purchase consideration and financial terms were not changed as a result of this amendment, resulting in an effective reduction in the purchase price per subscriber of 20%. The transfer of assets associated with the 23 cities took place prior to September 30, 2008

•	On September 12, 2008, Binzhou agreed in principle to an extension of the remaining payments of $20 million until December 31, 2008.

The following summary financial and operating highlights for Binzhou and Hubei reflect the results of the respective operating joint ventures on a stand-alone basis and do not include China Cablecom’s corporate operations and overhead. The summary information is presented on a pro forma basis, which assumes the acquisitions took place on January 1, 2007. For Hubei, the summary information reflects the 23 cities acquired in the amended acquisition agreement. EBITDA reflects China Cablecom’s consolidated share of 60%.

	Quarter ended September 30,			Nine months ended September 30,
(unaudited)	2008	2007	%	2008	2007	%
Binzhou Broadcasting
Revenue	$2,505,381	$595,348	321%	$6,795,598	$5,019,902	35%
			-
EBITDA - 60% share	$1,094,207	$(142,166)	870%	$2,873,528	$1,549,667	85%
Non-financial metrics:
Paying subscribers	477,160	384,510	24%	477,160	384,510	24%
ARPU	$1.47	$0.46		$1.38	$1.15

Hubei Chutian
Revenue	$6,867,016	$4,590,171	50%	$19,997,735	$12,696,558	58%
EBITDA - 60% share	$1,369,586	$998,798	37%	$4,315,313	$2,762,706	56%
Non-financial metrics:
Paying subscribers	1,009,347	914,251	10%	1,009,347	914,251	10%
ARPU	$1.81	$1.34		$1.76	$1.23

Selected unaudited pro forma information reflecting China Cablecom’s 60 percent consolidation of Hubei, is as follows:

	Year ended December 31, 2007	Nine months ended Sept. 30, 2008
	(in millions)
Consolidated pro forma China Cablecom (1)
Revenues	$26.7	$26.8
EBITDA	$6.4	$4.5

(1) Assumes the following took place on January 1, 2007: (1) the business combination between Jaguar Acquisition Corporation and China Cablecom and (2) the consummation of the consolidation of 23 cities included in amended phase one of the Hubei Broadcasting acquisition.

Outlook for the full year 2008

For the fiscal year 2008, the Company now anticipates pro forma EBITDA of $7.0 million based in part on the downward trends in the global economy. The guidance set forth by management assumes current operations as well as the inclusion of consolidated operations from the acquisition of Hubei. Pro forma EBITDA is defined as net loss before interest, taxes, depreciation, amortization and other non-recurring acquisition-related charges.

On a GAAP basis, China Cablecom anticipates a net loss of $15.0 million for full year 2008. The net loss for 2008 is primarily attributable to (1) the non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisitions of Binzhou and Hubei and (2) non-cash interest expense associated with the original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note financing.

Conference Call and Webcast

China Cablecom’s management team will host a conference call today at 8:30 AM EDT, November 18, 2008 (or 9:30 PM, November 18, 2008 Shanghai time). To listen to the conference call, please use the dial in numbers below:

USA Toll Number: 1-800-762-8779
International: 1-408-629-9031

A replay of the call will be available for two weeks following the call and can be accessed by dialing the numbers below:

USA Toll Number: 1-800-406-7325
International: 1-303-590-3030
PASSCODE: 3938831#

The conference call will be available on webcast live and available for replay at: www.chinacablecom.net.

About China Cablecom Holdings

China Cablecom Holdings is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. China Cablecom recently consummated an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 22 cable networks with over 1.2 million paying subscribers. China Cablecom Holdings' strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Balance Sheets
(in US dollars, except share data)
	Sept. 30,	Dec. 31,
	2008	2007
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	35,622,391	12,638,574
Accounts receivable	1,118,614	-
Prepaid expenses and other receivables	9,382,631	668,518
Inventories	4,022,181	766,120
Note receivable	-	237,500
Assets to be used by noncontrolling ("minority") interest	2,020,749	1,883,769
	52,166,568	16,194,481

Property, Plant & Equipments, Net	73,986,811	20,721,845
Construction In Progress	4,133,421	1,242,289
Intangible assets, net	38,552,375	18,362,729
Goodwill	19,275,561	-
	135,948,167	40,326,863
Other assets:
Note receivable	-	237,500
Deferred financing costs, net (bridge)	456,521	1,188,020
Deferred acquisition costs,net	-	971,622
Deferred financing costs, net (Convertible)	1,134,629	-
Deemed receivable from noncontrolling ("minority") interest for settlement of certain net liabilities	11,346,822	10,577,656

Total assets	201,052,707	69,496,142

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long term debt - net of discount	8,883,027	9,617,646
Accounts payable	7,013,982	2,460,843
Service performance obligation-deferred revenue assumed	1,782,401	110,745
Other current liabilities	8,281,965	1,378,135
Note payable-non controlling interest - Bingzhou	13,758,204	17,218,612
Note payable-non controlling interest - Hubei	48,970,762	-
Liabilities to be settled by noncontrolling ("minority") interest	13,367,571	12,461,425
	102,057,911	43,247,406
Long term liabilities :
Note payable - noncontrolling (“minority”) interest, net of current portion - Hubei	33,146,092	-
Note payable - noncontrolling (“minority”) interest, net of current portion - Binzhou	18,755,408	17,046,817
Convertible notes, net of discount and current portion	14,539,394	-
Notes payable, net of discount and current portion	-	7,477,822
	66,440,894	24,524,639
Noncontrolling (“minority”) interest	668,394	21,883
Stockholders' equity
Common stock, $.0005 par value; 40,000,000 authorized shares, 9,308,031 shares and 0 shares issued and outstanding at Sept. 30, 2008 and December 31, 2007, respectively	4,654	-
Additional paid in capital	43,329,247	3,577,070
Statutory reserve	46,269	46,269
Accumulated deficit	(11,834,237)	(2,274,783)
Accumulated other comprehensive income	339,574	353,658
	31,885,507	1,702,214
Total liabilities and stockholders’ equity	201,052,707	69,496,142

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Statements of Operations
(in US dollars, except share data)
	Quarter ended	Nine months ended	Year ended
	Sept. 30, 2008	Sept. 30, 2008	Dec. 31, 2007
	(Unaudited)	(Unaudited)	(Audited)

Revenues	9,372,397	13,662,614	1,994,773
Cost of sales	5,369,616	7,684,983	1,016,766
Gross profit	4,002,781	5,977,630	978,007
Expenses
Selling expenses	-	-	66,853
Amortization expenses	1,034,576	2,313,495	-
General and administrative expenses	4,518,703	7,136,322	1,595,106
Loss from operations	(1,550,499)	(3,472,187)	(683,952)
Other income and (expenses)
Interest income	119,998	391,986	66,692
Other income	301,547	369,394	-
Interest expense	(2,685,499)	(5,655,162)	(1,473,766)
Other expenses	(26,707)	(27,106)	(3,625)

Loss before income taxes	(3,841,160)	(8,393,075)	(2,094,651)
Income taxes	(268,965)	(534,535)	(40,202)
Loss from operations before noncontrolling (“minority”) interest	(4,110,125)	(8,927,610)	(2,134,853)
Noncontrolling (“minority”) interest in income	(315,629)	(631,845)	(20,551)
Net loss	(4,425,754)	(9,559,455)	(2,155,404)

Other comprehensive income
Foreign currency translation difference	(82,800)	(14,084)	353,658
Net comprehensive loss	(4,508,554)	(9,573,539)	(1,801,746)

Loss per share	(0.48)	(1.46)
Weighted average shares	9,308,031	6,545,523

Non-GAAP Financial Measures

This release contains discussion of China Cablecom's revenues, and projected and pro forma revenues, as well as earnings before interest, taxes, depreciation and amortization (EBITDA) and projected/pro forma EBITDA and EBITDA. Although EBITDA and projected/pro forma EBITDA are not measures of financial condition or performance determined in accordance with GAAP, China Cablecom uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA and projected/pro forma EBITDA are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non-GAAP financial measures appearing elsewhere herein relating to China Cablecom to the most closely analogous GAAP measures:

CHINA CABLECOM HOLDINGS LIMITED
Non-GAAP financial reconciliation
(in US dollars, except share data)
	Quarter ended	Nine months ended	Year ended
	Sept. 30, 2008	Sept. 30, 2008	Dec. 31, 2007

Net comprehensive loss	(4,508,554)	(9,573,539)	(1,801,746)
Amortization	1,034,577	2,313,496	649,487
Depreciation	1,942,679	3,132,963	333,107
Interest income	(119,998)	(391,986)	(66,692)
Interest & finance	2,685,498	5,655,162	1,473,766
Income tax	219,765	379,107	24,121
Non-GAAP Income (EBITDA)	1,253,967	1,515,203	612,043

China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: Debra Chen (917-499-8129)
Email: debra@chinacablecom.net
 ______________________________
 Source: China Cablecom Holdings, Ltd.